

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

<u>Via E-mail</u>
Kelly J. Stopher
Chief Financial Officer
Star Gold Corp.
611 E. Sherman Avenue
Coeur d'Alene, ID 83814

> **Re:** **Star Gold Corp**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed January 23, 2012**
> **File No. 000-52711**

Dear Mr. Stopher:

We have limited our review of your amended filing to those issues we have addressed in our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please disclose your plans regarding the issuance of convertible debentures and associated warrants.

<u>Election of Ian Falconer, page 3</u>

2. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ian Falconer should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

3. Given you are providing disclosure required by a smaller reporting company the related party transactions described by you should not be limited to those in which the amount involved exceeds $120,000, as you disclose on page 4. Please revise. Refer to Item 404(d) of Regulation S-K for guidance.

4. We note your response to prior comment 2 regarding Item 407(h). Please provide appropriate disclosure in your Information Statement.

5.   State the number of Board members who attended the prior year's annual meeting as required by Item 407(b)(2) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director